Exhibit 99.2 – Audited Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S.  Internal control over financial reporting includes:

•         maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•         providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•         providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and

•         providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by our independent auditors, PricewaterhouseCoopers LLP ("PwC"), as stated in their audit report, which is dated April 20, 2016 and included below.

/s/ Rockne J. Timm                                                                                             /s/ Robert A. McGuinness

     Chief Executive Officer                                                                                      Vice President–Finance and CFO

     April 20, 2016                                                                                                       April 20, 2016

Exhibit 99.2    Audited Consolidated Financial Statements - Page 1

Independent Auditor’s Report

To the Shareholders of Gold Reserve Inc.

We have completed integrated audits of Gold Reserve Inc.’s (the Company) December 31, 2015, 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Gold Reserve Inc., which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve Inc. as at December 31, 2015 and 2014 and results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Exhibit 99.2    Audited Consolidated Financial Statements - Page 2

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Gold Reserve Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

April 20, 2016

Exhibit 99.2    Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	December 31, 2015	December 31, 2014 (Revised, Note 3)
ASSETS
Current Assets:
Cash and cash equivalents (Note 5)	$9,350,892	$6,439,147
Marketable securities (Notes 6 and 7)	180,986	175,541
Deposits, advances and other	590,250	353,742
Total current assets	10,122,128	6,968,430
Property, plant and equipment, net (Note 8)	12,258,599	12,440,654
Total assets	$22,380,727	$19,409,084
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 4)	$1,549,905	$3,928,608
Accrued interest	2,388	2,388
Convertible notes and interest notes (Note 11)	–	34,400,030
Total current liabilities	1,552,293	38,331,026

Convertible notes and interest notes (Note 11)	39,671,870	1,042,000
Other (Note 11)	1,012,491	1,012,491
Total liabilities	42,236,654	40,385,517

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value

 Authorized:

Unlimited

 Issued:

None

Common shares and equity units

290,467,418

289,326,172

 Class A common shares, without par value

  Authorized:

Unlimited

  Issued and outstanding:

2015…76,447,147

2014…76,077,547

 Equity Units

  Issued and outstanding:

2015…………. Nil

2014…………100

Contributed Surplus (Note 11)

30,435,625

11,682,644

Warrants

–

543,915

Stock options (Note 10)

20,523,325

20,669,308

Accumulated deficit

(361,351,373)

(343,215,476)

Accumulated other comprehensive income

69,078

17,004

Total shareholders' deficit

(19,855,927)

(20,976,433)

Total liabilities and shareholders' equity

$

22,380,727

$

19,409,084

Contingencies (Note 4)

Subsequent Event (Note 13)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                                           /s/ James P. Geyer

Exhibit 99.2    Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

	For the Years Ended December 31,
	2015	2014	2013
		(Revised, Note 3)
OTHER INCOME (LOSS)
Interest income	$651	$737	$1,146
Gain (loss) on settlement of debt	(495,101)	(161,292)	340
Write-down of property, plant and equipment (Note 8)	–	(6,921,531)	–
Loss on sale of equipment	(9,432)	(11,350)	–
Loss on impairment of marketable securities	(46,629)	(162,479)	(178,250)
Loss on sale of marketable securities	–	–	(4,039)
Foreign currency gain (loss)	12,710	(15,755)	4,205
	(537,801)	(7,271,670)	(176,598)
EXPENSES
Corporate general and administrative	3,025,037	2,923,937	3,113,320
Debt restructuring	1,399,148	632,000	–
Exploration	249,619	883,739	1,116,339
Legal and accounting	270,138	666,241	512,344
Venezuelan operations	118,222	185,543	196,196
Arbitration (Note 4)	2,153,123	4,956,439	3,982,436
Equipment holding costs	752,288	864,173	913,913
Interest expense (Note 11)	9,630,521	7,186,237	5,425,264
	17,598,096	18,298,309	15,259,812

Net loss for the year	$(18,135,897)	$(25,569,979)	$(15,436,410)

Net loss per share, basic and diluted	$(0.24)	$(0.34)	$(0.21)
Weighted average common shares outstanding, basic and diluted	76,118,236	76,061,770	74,255,484

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

	For the Years Ended December 31,
	2015	2014	2013
		(Revised, Note 3)

Net loss for the year	$(18,135,897)	$(25,569,979)	$(15,436,410)
Other comprehensive income (loss), net of tax :
Items that may be reclassified subsequently to the consolidated statement of operations:
Unrealized gain (loss) on marketable securities, net of tax of nil	5,445	(142,901)	(396,546)
Realized loss included in net loss, net of tax of nil	–	–	4,039
Impairment loss on marketable securities, net of tax of nil	46,629	162,479	178,250
Other comprehensive income (loss)	52,074	19,578	(214,257)
Comprehensive loss for the year	$(18,083,823)	$(25,550,401)	$(15,650,667)

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2015, 2014(Revised, Note 3) and 2013

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income (loss)

	Common Shares	Equity Units	Amount
Balance, December 31, 2012	72,211,473	500,236	$ 283,482,779	$ 5,171,603	$ -	$ 19,762,883	$(302,209,087)	$ 211,683
Net loss							(15,436,410)
Other comprehensive loss								(214,257)
Stock option compensation						594,517
Fair value of options exercised			508,175			(508,175)
Fair value of warrants issued					543,915
Common shares issued for:
Private placement	1,750,000		4,478,566
Option exercises	1,560,188		677,718
Debt settlement	750		2,175
Balance, December 31, 2013	75,522,411	500,236	289,149,413	5,171,603	543,915	19,849,225	(317,645,497)	(2,574)
Net loss							(25,569,979)
Other comprehensive income								19,578
Stock option compensation						896,742
Fair value of options exercised			76,659			(76,659)
Equity Units converted to shares	500,136	(500,136)
Equity component – convertible notes				6,511,041
Common shares issued for:
Option exercises	55,000		100,100
Balance, December 31, 2014	76,077,547	100	289,326,172	11,682,644	543,915	20,669,308	(343,215,476)	17,004
Net loss							(18,135,897)
Other comprehensive income								52,074
Stock option compensation						315,273
Fair value of options exercised			461,256			(461,256)
Equity Units converted to shares	100	(100)
Warrant expiration				543,915	(543,915)
Equity component – convertible notes				18,209,066
Common shares issued for:
Option exercises	369,500		679,990
Balance, December 31, 2015	76,447,147	-	$ 290,467,418	$ 30,435,625	$ -	$ 20,523,325	$(361,351,373)	$ 69,078

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2015	2014	2013
		(Revised, Note 3)
Cash Flows from Operating Activities:
Net loss for the year	$(18,135,897)	$(25,569,979)	$(15,436,410)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	315,273	896,742	594,517
Depreciation	7,623	10,328	15,781
Loss (gain) on settlement of debt	495,101	161,292	(340)
Loss on sale of equipment	9,432	11,350	–

Write-down of property, plant and equipment

	–	6,921,531	–
Accretion of convertible notes	9,573,212	6,481,609	3,975,719
Non cash restructure expense	1,399,148	–	–
Restructure fees included in financing activities	–	632,000	–
Net loss on sale of marketable securities	–	–	4,039
Impairment loss on marketable securities	46,629	162,479	178,250
Shares issued for compensation	–	–	5,827
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	(236,508)	(194,548)	10,272

Net increase (decrease) in accounts payable and accrued expenses

	(2,378,703)	3,251,461	(299,711)
Net cash used in operating activities	(8,904,690)	(7,235,735)	(10,952,056)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	–	–	8,461
Purchase of property, plant and equipment	–	(150,000)	(128,285)
Proceeds from sales of equipment	165,000	69,433	–
Net cash provided by (used in) investing activities	165,000	(80,567)	(119,824)
Cash Flows from Financing Activities:
Proceeds from the issuance of convertible notes	11,989,575	11,700,000	–
Proceeds from the issuance of common shares and warrants	679,990	100,100	5,700,199
Debt restructuring fees	(1,018,130)	(1,016,488)	–
Settlement of convertible notes	–	(4,000)	–
Net cash provided by financing activities	11,651,435	10,779,612	5,700,199
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	2,911,745	3,463,310	(5,371,681)
Cash and cash equivalents - beginning of year	6,439,147	2,975,837	8,347,518
Cash and cash equivalents - end of year	$9,350,892	$6,439,147	$2,975,837

Supplemental Cash Flow Information:

Cash paid for interest	$57,310	$766,502	$1,449,553

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 7

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects. We are an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our activities relate to enforcement and collection efforts associated with the September 2014 Arbitral Award in connection with Venezuela's seizure of our mining project known as the Brisas Project (See Note 4, Arbitral Award Enforcement). All amounts shown herein are expressed in U.S. dollars unless otherwise noted. In February 1999 each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which were comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to one Class A common share of Gold Reserve Inc. As of December 31, 2015, all equity units had been converted to Class A common shares.

Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold our interest in our foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas Project at a cost of approximately $24.6 million. The carrying value of this equipment has been adjusted, as a result of impairment tests, to its estimated fair value of $12.2 million and it is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate.

We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture and office equipment is depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 8

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan"). Each Unit (each, a "Retention Unit") granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common Share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. We will not accrue a liability for these Retention Units until and unless events required for vesting of the units occur.  Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the contractual life of the notes, with the resulting charge recorded as interest expense.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 9

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Contingent Value Rights. Contingent value rights ("CVRs") are obligations arising from the disposition of a portion of the rights to future proceeds of the Arbitral Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we compiled.

Warrants. Common share purchase warrants ("Warrants") issued by us entitle the holder to acquire our common shares at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.      New Accounting Policies:

Recently issued accounting pronouncements

In April 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect the adoption of this ASU to have a significant impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for us commencing with the annual period ending after December 15, 2016. We are still in the process of evaluating the impact of this standard.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period ending after December 15, 2017. We are still in the process of evaluating the impact of this standard.

Note 3.      Revision of Prior Year Financial Statements:

During the year and specifically in connection with the preparation of our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2015, an error was identified in the amount of non-cash stock option compensation expense recorded in 2014. Additional compensation expense related to options granted in 2011 should have been recognized in 2014 as a result of the vesting conditions that were met upon the issuance of the Arbitral Award, which occurred on September 22, 2014. In accordance with the guidance in SEC Staff Accounting Bulletin No. 99, Materiality, we assessed the materiality of the error and concluded that it was not material to our previously issued 2014 consolidated financial statements, but that the error would be corrected by revising the comparative amounts for 2014 in connection with the issuance of our unaudited consolidated financial statements for the three and nine months ended September 30, 2015, as well as revising the comparative amounts for 2014 in the consolidated financial statements for the year ended December 31, 2015. As such, in accordance with the guidance in ASC 250, Accounting Changes and Error Corrections, we have revised our 2014 comparative amounts as described below. This non-cash revision did not impact net cash flows or total shareholders’ equity for any period in or for the year ended December 31, 2014.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 10

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The following table presents the effect of this revision on the individual line items within our Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss, Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders’ Equity.

	Year Ended December 31, 2014			As at December 31, 2014
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Arbitration (stock option comp.)	$ 4,267,230	$689,209	$ 4,956,439
Net loss for the year	24,880,770	689,209	25,569,979
Net loss per share, basic and diluted	0.33	0.01	0.34
Comprehensive loss for the year	$24,861,192	$689,209	$25,550,401
Stock options				$ 19,980,099	$ 689,209	$ 20,669,308
Accumulated deficit				$(342,526,267)	$ (689,209)	$(343,215,476)

Note 4.      Arbitral Award Enforcement:

SETTLEMENT EFFORTS

On February 24, 2016, we entered into a Memorandum of Understanding (the "MOU") with the Venezuelan government that contemplates settlement, including payment and resolution, of the Award granted in our favor by ICSID in respect of the Brisas Project, the transfer of the Mining Data, as well as the development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined into one project (the "Brisas-Cristinas Project") by the parties.

Under the terms proposed in the MOU, Venezuela would proceed with payment of the Award including accrued interest and enter transactional (settlement) and mixed company ("joint venture") agreements, which are contemplated by the terms of the MOU, subject to various conditions, including without limitation, receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for our contribution of the Mining Data to the Brisas-Cristinas Project.

Following completion of the definitive agreements, it is anticipated that Venezuela, with our assistance, would work to complete the financing to fund the contemplated payments to us pursuant to the Award and for our Mining Data and $2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment of the Award, we will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with our technical data with respect to the Brisas Project, would be transferred to a Venezuelan mixed company, which is expected to be beneficially owned 55% by Venezuela and 45% by Gold Reserve. We also intend to be engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a special economic zone providing the establishment of a special customs framework for the mixed company and other tax and economic benefits.

The MOU is not binding on either party and may be unilaterally terminated by either party at any time upon simple communication to the other party indicating the date of termination.  The MOU will terminate on April 24, 2016, unless otherwise extended by the parties.

We are required to satisfy our outstanding obligations under the Convertible Notes and the Contingent Value Rights ("CVRs"), and intend to distribute to our shareholders substantially all of the net proceeds (subject to the payment of all outstanding or incurred corporate obligations and/or taxes) following any payment by Venezuela under the Award or with respect to contribution by us of the Mining Data to the mixed company.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 11

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ENFORCEMENT AND COLLECTION EFFORTS

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded us the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $64,000 per day based on current rates) for a total estimated Award as of the date of this report of $772 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Award, both parties filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. We identified what we considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in our favor on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Although the process of getting an Award recognized and enforced is different in each jurisdiction, the process in general is–we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity. Currently, we are diligently pursuing enforcement and collection of the Award in France, England, Luxembourg and the United States.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 12

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award or sale of the Mining Data, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 9).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred. By agreement, in December 2015 the Company paid approximately $2.5 million in legal fees which were deferred during the arbitration and became payable as a result of the Arbitral Award. This agreement included a reduction of $0.5 million from the original amount due of $3.1 million and a deferral of an additional $0.1 million until collection of the award. The total amount of contingent legal fees which will become payable upon the collection of the Award is approximately $1.8 million.

We also have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Award or disposition of the Mining Data related to the development of the Brisas Project. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration we received and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Arbitral Award is collected.

Note 5.      Cash and Cash Equivalents:

	December 31,	December 31,
	2015	2014
Bank deposits	$9,278,730	$6,367,049
Money market funds	72,162	72,098
Total	$9,350,892	$6,439,147

Note 6.      Marketable Securities:

	December 31,	December 31,
	2015	2014
Fair value at beginning of year	$175,541	$318,442
Impairment loss	(46,629)	(162,479)
Increase in market value	52,074	19,578
Fair value at balance sheet date	$180,986	$175,541

Our marketable securities are classified as available-for-sale and are recorded at fair value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of December 31, 2015 and 2014, marketable securities had a cost basis of $111,908 and $158,537, respectively.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 13

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 7.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the trading history of the Old Notes (as defined in Note 11).

	Fair value December 31, 2015	Level 1	Level 2
Marketable securities	$180,986	$180,986	$–
Convertible notes and interest notes	$50,268,471	$–	$50,268,471

	Fair value December 31, 2014	Level 1	Level 2
Marketable securities	$175,541	$175,541	$–
Convertible notes and interest notes	$37,408,241	$–	$37,408,241

Note 8.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	348,387	(337,880)	10,507
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$12,795,114	$(536,515)	$12,258,599

		Accumulated
	Cost	Depreciation	Net
December 31, 2014
Machinery and equipment	$12,408,524	$–	$12,408,524
Furniture and office equipment	529,648	(511,518)	18,130
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$13,150,807	$(710,153)	$12,440,654

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. In 2014, based on a market valuation for mining equipment which included the review of transactions involving comparable assets, we recorded a further $6.5 million write-down of our equipment to an estimated fair value. During the second quarter of 2015, equipment with a carrying value of $174,432 was sold and we recorded a loss on sale of $9,432.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 14

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate further impairment has occurred.  During 2015, there were no additional impairment charges recorded for the carrying amount of the Brisas equipment, based on updated comparable market data which provided evidence of fair value less cost to sell that was in excess of the carrying amount.

In April 2012, we entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted us the right to earn an undivided 51% interest in the La Tortuga property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement required us to make aggregate option payments to Soltoro of $650,000 as well as expend $3 million on the property over three years. In August 2014, we formally advised Soltoro of our decision to discontinue exploration and, as a result, we wrote off our $425,010 (including a $150,000 property payment made in 2014) investment in the La Tortuga property.

Note 9.            KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP Plan years 2015, 2014 and 2013 were approximately $150,000, $164,000 and $172,000, respectively.

Note 10.    Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. As of December 31, 2015, there were 1,519,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange ("TSXV") and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Share option transactions for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of year	5,698,000	$ 2.31	5,443,000	$ 2.21	6,753,188	$ 1.77
Options exercised	(369,500)	1.84	(55,000)	1.82	(1,560,188)	0.43
Options granted	315,000	3.90	310,000	4.02	250,000	3.00
Options outstanding - end of year	5,643,500	$ 2.43	5,698,000	$ 2.31	5,443,000	$ 2.21

Options exercisable - end of year	5,593,500	$ 2.42	5,491,331	$ 2.25	4,493,000	$ 2.27

Exhibit 99.2    Audited Consolidated Financial Statements - Page 15

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The following table relates to stock options at December 31, 2015:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.82	2,273,000	$1.82	$1,613,830	0.01	2,273,000	$1.82	$1,613,830	0.01
$1.92	875,000	$1.92	533,750	5.44	875,000	$1.92	533,750	5.44
$2.89	1,620,500	$2.89	-	1.08	1,620,500	$2.89	-	1.08
$3.00	250,000	$3.00	-	2.44	250,000	$3.00	-	2.44
$3.89	100,000	$3.89	-	4.21	50,000	$3.89	-	4.21
$3.91	215,000	$3.91	-	9.49	215,000	$3.91	-	9.49
$4.02	310,000	$4.02	-	8.56	310,000	$4.02	-	8.56
$1.82 - $4.02	5,643,500	$2.43	$2,147,580	2.17	5,593,500	$2.42	$2,147,580	2.15

During the years ended December 31, 2015, 2014 and 2013, we granted 0.32 million, 0.31 million and 0.25 million options, respectively. We recorded non-cash compensation expense during 2015, 2014 and 2013 of $0.3 million, $0.9 million and $0.6 million, respectively, for stock options granted in 2015 and prior periods.

The weighted average fair value of the options granted in 2015, 2014 and 2013 was calculated at $0.85, $0.87 and $0.98, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2015	2014	2013
Risk free interest rate	0.66%	0.53%	0.34%
Expected term	2.0 years	2.0 years	2.0 years
Expected volatility	38%	38%	59%
Dividend yield	nil	nil	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Retention Plan

We also maintain the Retention Plan.  Retention Units granted under the plan become fully vested and payable upon: (1) collection of Arbitral Award proceeds from the ICSID arbitration process and/or sale of the Mining Data and we agree to distribute a substantial majority of the proceeds to our shareholders or, (2) the event of a change of control. Each Retention Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of December 31, 2015 an aggregate of 1,457,500 unvested Retention Units have been granted to our directors and executive officers and 315,000 Retention Units have been granted to other employees.  We currently do not accrue a liability for these Retention Units as events required for vesting of the Retention Units have not yet occurred. The minimum value of these Retention Units, based on the grant date value of our Class A common shares, was approximately $7.7 million.

Note 11.    Convertible Notes and Interest Notes:

During the second quarter of 2014, we extended the maturity date of approximately $25.3 million convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12.0 million of additional convertible notes also maturing December 31, 2015, net of costs of approximately $1.3 million. Approximately $27.2 million of the notes were issued to affiliated funds and considered to be related party transactions.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 16

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

During the fourth quarter of 2015, we issued approximately $13.4 million of new convertible notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, (the "2018 Notes"). The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee.

The total cost of the new issuance and restructuring of the 2018 Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

Approximately $30.7 million of the Modified Notes and $10.7 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of our common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014. Pursuant to a 2012 restructuring, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data.

The 2018 Notes bear interest at a rate of 11% per year, which will be accrued quarterly, be issued in the form of a note ("Interest Notes" and, together with the 2018 Notes, the "Notes") and be payable in cash at maturity.  The 2018 Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per US $1,000 principal amount (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to us. The Notes are senior obligations, secured by substantially all of our assets and are subject to certain other terms including restrictions regarding  the pledging of our assets and incurrence of certain capital expenditures or additional indebtedness without consent of note holders; and participation rights in future equity or debt financing.

We also have outstanding $1.0 million notes issued in May 2007 ("2022 Notes") with a maturity date of June 15, 2022. The 2022 Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Notes into our Class A common shares at a conversion price of $7.54 per common share.

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of December 31, 2015 is comprised of approximately $38.2 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $0.5 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the Convertible Notes with the resulting charge recorded as interest expense.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 17

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Notes are the Company's secured indebtedness and are subject to certain terms including: (1) the technical data related to the development of the Brisas Project and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in aggregate principal amount of outstanding Notes; (2) subject to certain exceptions, we may not incur any additional indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Notes; (3) each holder of the Notes will have the right to participate, on a pro-rata basis based on the amount of equity it holds, including Class A common shares issuable upon conversion of convertible securities, in any future equity (or equity-linked) or debt financing; (4) the Notes shall be redeemable on a pro-rata basis, by us at the note holders’ option, for an amount of cash equal to 120% of the outstanding principal balance upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of proceeds from the sale of the technical data related to the development of the Brisas Project; provided we shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed an aggregate of $500,000 in any 12-month period without the prior consent of holders of a majority in the aggregate principal amount of the outstanding Notes; (6) subject to certain exceptions, we shall not incur, create or suffer to exist any liens securing indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Notes; and (7) we shall not agree with any holder of the Notes to any amendment or modification to any terms of any security issued under the indenture governing the Notes, provide any fees or other compensation whether in cash or in-kind to any holder of such securities, or engage in the repurchase, redemption or other defeasance of any such security without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

Accounting standards require that we allocate the 2018 Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.5 million due to the unamortized discount remaining on the Modified Notes prior to the restructuring. As of December 31, 2015, we had $58.1 million face value of Convertible Notes and $0.5 million face value of Interest Notes outstanding.

Note 12.    Income Tax:

Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2015	2014 (Revised, Note 3)	2013
Income tax benefit based on Canadian tax rates	$4,533,974	$6,392,495	$3,859,103
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	222,999	313,917	284,904
Non-deductible expenses	(1,712,121)	(1,725,616)	(1,419,266)
Change in valuation allowance and other	(3,044,852)	(4,980,796)	(2,724,741)
	$–	$–	$–

Exhibit 99.2    Audited Consolidated Financial Statements - Page 18

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

No current income tax has been recorded by us for each of the three years ended December 31, 2015. We have recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2015 and 2014 were as follows:

	Future Tax Asset
	2015	2014
Net operating loss carry forwards	40,779,302	41,147,463
Property, Plant and Equipment	3,087,432	(2,558)
Capital loss carry forwards	1,116,595	314,962
Other	325,467	50,329
	45,308,796	41,510,196
Valuation allowance	(45,308,796)	(41,510,196)
Net deferred tax asset	$–	$–

At December 31, 2015, we had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$1,386,674	$–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	1,888,381	2026
6,033,603	3,504,590	2027
4,360,823	13,357,899	2028
1,769,963	12,659,380	2029
2,159,079	15,639,960	2030
3,216,024	17,513,135	2031
3,041,866	5,080,758	2032
5,532,290	6,533,690	2033
1,933,918	8,559,155	2034
2,099,507	12,217,563	2035
$48,649,043	$96,954,511

Note 13.    Subsequent Events:

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property for US$350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 19

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition,  to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of US$ 4 million.

Memorandum of Understanding

On February 24, 2016, we entered into the MOU with the government of the Bolivarian Republic of Venezuela  that contemplates settlement, including payment and resolution, of the Award granted in our favor by the International Centre for Settlement of Investment Disputes ("ICSID") in respect of the Brisas Project, the transfer of the Mining Data previously compiled by the Company, as well as the development of the Brisas-Cristinas Project by the parties (See Note 4 for further discussion).

Equity Transactions

Exercise of share Purchase Options

During the first week of 2016, certain directors, officers, employees and consultants exercised approximately 2.3 million outstanding options that were expiring at exercise price of $1.82. As a result, we received net proceeds from the exercise of approximately $4.1 million.

Proposed Private Placement

On March 9, 2016, we announced, subject to the approval of the TSXV, a non-brokered private placement with certain arm’s length investors for gross proceeds of up to US $38.0 million (the “Private Placement”). Pursuant to the Private Placement the Company will issue up to 9,500,000 Class A common shares (“Shares”) at a price of US $4.00 per Share. The proceeds will be used by the Company for general working capital purposes. In addition to seeking the approval of the TSXV to complete the Private Placement subject to certain standard conditions, the Company is diligently working to conclude and execute the documentation required to affect the Private Placement, including waivers from our current note holders of their right to participate in the Private Placement. No commission or finder’s fee will be paid in connection with the Private Placement. The Shares will be offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and will be subject to a hold period in Canada of four months and a day from their date of issuance.

In connection with the Private Placement, we requested from the holders of the 2018 Notes a waiver of their right to participate in the Private Placement as defined in the Note Restructuring and Note Purchase Agreement dated November 30, 2015. The agreed upon waiver is subject to: 1) the completion of the Private Placement on or before May 15, 2016; 2) our agreement that we will not engage in any future financings, including equity (or equity linked) or debt, whether by private placement or otherwise, without the consent of the majority of note holders; provided, however, that such consent will no longer be required upon the earliest to occur of the following events: (i) the abandonment of the Private Placement or, if the Private Placement is not earlier abandoned, the failure to close the Private Placement on or prior to May 15, 2016; (ii) a substantial majority of any proceeds from the Award have been distributed by the Company to our shareholders; and (iii) December 31, 2016, whether or not the Private Placement has been consummated.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 20